SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF: 02,558,115/0001-21
NIRE: 33,300,276,963

MATERIAL FACT NOTICE

TIM Participações S.A. (“Company”) hereby, pursuant to the provisions set forth under § 4º of Section 157 of Brazilian Law 6,404/76 and CVM – Comissão de Valores Mobiliários Rule 358/02, informs its shareholders, the market in general and other interested parties as follows:

On February 16, 2007, the Board of Directors of Telecom Italia S.p.A. (“TI”), a corporation organized and existing in accordance with Italian laws and which indirectly controls the Company, having confirmed the strategic nature of its subsidiary TIM Brasil Serviços e Participações S.A., which is the direct controlling shareholder of the Company, decided not to accept the offers for its acquisition which were received by TI. According to the today Press Release of TI, its Board, in fact, was pleased to acknowledge TIM Brasil’s great success, in a highly competitive market, and its technological excellence as well as the high quality of its services.

Further information may be found in the Press Release of TI, which is available at its internet homepage (www.telecomitalia.it).

Rio de Janeiro (RJ), February 16, 2007.

TIM PARTICIPAÇÕES S.A.
Stefano De Angelis
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 19, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.